January 8, 2013
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VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:          Pro-Dex, Inc.
Definitive Additional Materials filed by AO Partners I, L.P. et al.
Filed on December 20 and 21, 2012
File No. 000-14942

Dear Mr. Duchovny:

We are writing this letter on behalf of our client AO Partners Group.  The AO Partners Group currently consists of the following (collectively, the “AO Partners Group”): AO Partners I, L.P., a Delaware limited partnership; AO Partners, LLC, a Delaware limited liability company; Glenhurst Co., a Minnesota corporation; and Nicholas J. Swenson.  The AO Partners Group, William J. Farrell III, and the Farnam Group (the “Farnam Group” consists of Farnam Street Partners, L.P., a Minnesota limited partnership, Farnam Street Capital, Inc., a Minnesota corporation, and Raymond E. Cabillot) are participants in the AO Partners Group’s solicitation to elect three directors to the board of directors of Pro-Dex, Inc. (“Pro-Dex” or the “Company”).  Throughout this letter, unless otherwise noted the words “we”, “us” and “our” refer to the AO Partners Group and, as applicable, the participants in the AO Partners Group’s solicitation.

Set forth below are the AO Partners Group’s responses to the December 28, 2012 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the AO Partners Group’s Definitive Additional Materials referenced above (the “Proxy Materials”).  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the AO Partners Group’s responses (in regular type).  In addition, under separate cover, the AO Partners Group is providing you a copy of certain supplemental material that you requested.

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
January 8, 2013

Definitive Additional Materials filed December 20, 2012

1.           Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9. We note, for example:

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your statement that your interest is aligned with ALL shareholders (emphasis in original) suggests the current board’s interests are not aligned in that manner. We also note similar statements in the second paragraph above the heading captioned “Independence and Qualifications of our Nominees”;

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your statement that “[t]he only way to turn around the company is to ensure that there are new board members who will protect shareholders and move Pro-Dex in the right direction.” This suggests the current board does not protect shareholders, is not moving Pro-Dex “in the right direction” and there is no other way for Pro-Dex to improve its financial position and results of operation;

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your statements that your nominees “will seek to understand the company deeply” and that the “singular focus” of your nominees “will be running the company for the benefit of shareholders” (under the caption “Independence and Qualifications of our Nominees). These statements imply that the current board does not attempt to understand the company and that it is not running the company for the benefit of shareholders;

●	your statement that “corporate governance practices at Pro-Dex make it very difficult for them to cut the bloat” (under the caption “Enhance profitability. . . .”); and

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the caption regarding the “Cultural shift to shareholder value creation” implies the current board does not seek to create shareholder value. We also note the statements under that caption implying that: (i) Pro-Dex is not “realistic” about its capabilities and does not spend its resources wisely; (ii) the company board nominees do not have the incentive and energy for board service; (iii) the current board has “grandiose thinking” and a “shareholder-unfriendly attitude”; (iv) Pro-Dex is not “realistic” about its corporate goals and capabilities; and (v) the current board does not watch over every dollar the company spends.

Response:                      We acknowledge that we should avoid issuing statements in our proxy materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  See Exchange Act Rule 14a-9.  We respectfully submit that the statements we have issued in our proxy materials fully comply with Rule 14a-9, and we will continue to comply with Rule 14a-9 in any future filings.  Specifically, with regard to the statements you referenced, the statements are in compliance with Rule 14a-9 as follows:

Securities and Exchange Commission
January 8, 2013

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Our statements that our interests are aligned with ALL shareholders (emphasis in original) are affirmative statements that are designed to make it clear that we are fellow shareholders and have interests aligned with other shareholders.  These affirmative statement are particularly needed because the company has tried to suggest in its proxy materials that our interests are only selfish interests, and that we are not interested in looking out for the interests of other shareholders.  Furthermore, we provided support for these statements in the proxy statement, and sent to you previously supporting material for the position that significant share ownership can align the interests of directors with shareholders.  Here are the supporting statements from the proxy statement:

“In our view, the direct alignment of our economic interests and that of shareholders is vital. We will not benefit unless the stock price rises and all shareholders therefore benefit.”

“We believe it is a well-established fact that incentives motivate behavior. In our opinion, when board members do not own shares (or own an insignificant number of shares) in the company they direct, they are less incentivized to act in shareholders’ best interests, as compared to board members who do own a meaningful number of shares for the long-run. It seems to us that this simple alignment of economic interests reduces the agency problem inherent in public companies. Our nominees have put a significant amount of their capital at risk by buying Pro-Dex stock in the open market, which we believe helps incentivize them to act in shareholders’ best interests.”

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Our statement that it is our belief that the only effective way to turn around the company is to ensure that there are new board members who will protect shareholders and move Pro-Dex in the right direction, is supported by our discussion in the proxy statement under the heading “Failure of the Current Board to Protect Shareholder Value.”  In this discussion, we provide a detailed analysis of why we believe that the current board does not protect shareholders, is not moving Pro-Dex in the right direction, and that in light of the substantial and sustained financial and total shareholder return underperformance, as well as the lack of alignment to shareholder interests among the incumbent board due to insignificant shareholdings, the only effective way to turn around the company is to ensure that there is greater shareholder representation on the board.  If we did not believe these things about the current board, we would not be running the proxy contest.

Securities and Exchange Commission
January 8, 2013

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Our statements that our nominees will seek to understand the company deeply and that the singular focus of our nominees will be running the company for the benefit of shareholders are affirmative statements designed to explain to shareholders our commitment to the company and the interests of its shareholders.  These affirmative statement are particularly needed because the company has tried to suggest in its proxy materials that our interests are only selfish interests, and that we are not interested in looking out for the interests of other shareholders.  To the extent these affirmative statements suggest we believe there is a need for a change in the board because it has not protected shareholder value, we have provided a detailed analysis of why we believe this is in fact the case under the heading “Failure of the Current Board to Protect Shareholder Value.”  In this discussion, we provide a detailed analysis of why we believe that the current board does not protect shareholders, is not moving Pro-Dex in the right direction, and that in light of the substantial and sustained financial and total shareholder return underperformance, as well as the lack of alignment to shareholder interests among the incumbent board due to insignificant shareholdings, the only effective way to turn around the company is to ensure that there is greater shareholder representation on the board.  If we did not believe these things about the current board, we would not be running the proxy contest.

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Our statements that corporate governance practices at Pro-Dex make it very difficult for them to cut the bloat and that the company is not realistic about its capabilities and does not spend its resources wisely (and similar statements) are supported by our analysis in our proxy statement under the sub-headings “The Compensation of Management and the Board were Boosted While Financial Performance Declined Significantly,” and “The Board has Failed to Urgently Manage the Transition Accompanying the Loss of the Largest Customer.”  This analysis demonstrates that although there is evidence that the new management team has begun to address its cost structure in its most recent quarter, the changes were only implemented after we began our public agitation, which suggests the company is in need of the stronger oversight of its cost structure, particularly with regards to board and executive compensation, that we are proposing.

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Our statements regarding the need for a cultural shift to shareholder value creation and statements related to our belief that the company is poorly managed (and similar statements) are supported by our discussion in the proxy statement under the heading “Failure of the Current Board to Protect Shareholder Value.”  In this discussion, we provide a detailed analysis of why we believe that the current board does not protect shareholders, is not moving Pro-Dex in the right direction, and that in light of the substantial and sustained financial and total shareholder return underperformance, as well as the lack of alignment to shareholder interests among the incumbent board due to insignificant shareholdings, the only effective way to turn around the company is to ensure that there is greater shareholder representation on the board.  If we did not believe these things about the current board, we would not be running the proxy contest.

Securities and Exchange Commission
January 8, 2013

Sustained Share Price underperformance

2.           Please tell us, with a view toward clarified disclosure, how you selected the indices and “peers” in this chart. Also tell us how you determined that the companies you identify are “peers” of Pro-Dex given their size, revenues, market capitalization and industries in which they participate. Further, please also tell us how the component companies of the indices you mention are comparable to Pro-Dex.

Response:                      In Pro-Dex’s latest annual report, its business is described as follows, “Pro-Dex designs and produces powered surgical and dental instruments and motion control products used in the medical, factory automation and scientific research industries. Our products are found in hospitals, dental offices, medical engineering labs, scientific research facilities and high-tech manufacturing operations around the world.”

We acknowledge that is very difficult to find perfect public comparable companies (especially as it pertains to size of market capitalization, revenue, number of employees, scope of business, etc.). With that being said, the majority of Pro-Dex’s revenues over the past decade have been generated from the sale of surgical hand-pieces in the medical and dental markets. In short, we believe CONMED and Sirona Dental Systems are two vertically integrated manufacturers with significant exposure to the medical and dental hand-piece markets and are, therefore, satisfactory comparable public companies.

CONMED

CONMED Corp. (Nasdaq: CNMD) is a medical technology company with an emphasis on surgical devices and equipment for minimally invasive procedures and monitoring. The Company’s products serve the clinical areas of arthroscopy, powered surgical instruments, electrosurgery, cardiac monitoring disposables, endosurgery and endoscopic technologies. They are used by surgeons and physicians in a variety of specialties including orthopedics, general surgery, gynecology, neurosurgery, and gastroenterology.

Electric, battery, or pneumatic powered surgical instruments produced by CONMED are used to perform orthopedic, arthroscopic and other surgical procedures where cutting, drilling or reaming of bone is required. Each power system consists of one or more hand-pieces and related accessories as well as disposable and limited reusable items (e.g., burs, saw blades, drills and reamers). Powered instruments are categorized as either small bone, large bone or specialty powered instruments. Specialty powered instruments are utilized in procedures such as spinal surgery, neurosurgery, ENT, oral/maxillofacial surgery, and cardiothoracic surgery.

The revenue breakdown in the latest annual report is as follows: Arthroscopy – 40% of sales, Powered Surgical Instruments - 20%, Electrosurgery – 14%, Patient Care – 9%, Endosurgery – 10%, and Endoscopic Technologies – 7%.

Securities and Exchange Commission
January 8, 2013

CONMED manufactures substantially all of its products and assembles them from components, many of which it produces. CONMED’s strategy has historically been to vertically integrate its manufacturing facilities in order to develop a competitive advantage (much like what Pro-Dex is trying to accomplish).

Sirona Dental Systems

Sirona Dental (NYSE: SIRO) is a leading manufacturer of high-quality, technologically-advanced dental equipment, and is focused on developing, manufacturing and marketing innovative solutions for dentists around the world.

Sirona offers a wide range of instruments including handheld and power-operated hand-pieces for cavity preparation, endodontics, periodontology and prophylaxis, which are regularly updated and improved. The instruments are supplemented by multi-function tips, supply and suction hoses, as well as care and hygiene systems for instrument preparation. During the last several years, Sirona introduced a variety of new products, including SIROLaser, a compact diode laser; PerioScan, an all-in-one ultrasonic scaling unit enabling both diagnosis and treatment of dental calculus with a single device; SIROEndo, a root canal preparation unit; and SIROPure, oil-free, power-driven hand-pieces; SIROBoost, a high performance turbine line that features 22 watts of power and a high torque level, allowing faster, more efficient and comfortable operation; and SIROInspect, a hand-piece for the safe and secure monitoring of cavities. Sirona intends to continue to strengthen the position of its Instruments segment as a diversified supplier of high-quality, reliable, user-friendly and cost-efficient dental instruments.

The Instruments segment contributed 11%, 11% and 12% to Sirona’s revenue for the fiscal years 2012, 2011 and 2010, respectively.

Russell 3000 - The Russell 3000 Index is constructed to provide a comprehensive, unbiased, and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected. This index was used in our materials because it best represents the average PDEX shareholder's opportunity cost of capital (assuming an equities allocation).

S&P Healthcare Equipment Select Industry - S&P Health Care Equipment Select Industry provides investors with equity benchmarks for U.S. traded Health Care Equipment related securities. The Index comprises stocks in the S&P Total Market Index that are classified in the Global Industry Classification Standard (GICS) health care equipment sub-industry. This index is an adequate industry representation of performance. iShares Dow Jones US Medical Devices ETF (NYSE: IHI) or SPDR S&P Healthcare Equipment ETF (NYSE: XHE) are other comparables that support our argument and could have also been chosen.

Securities and Exchange Commission
January 8, 2013

Defaming our Nominee

3.           Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct, without a factual foundation. We note specifically your statements here that the current Board’s statements are “ENTIRELY FALSE, DEFAMATORY AND HIGHLY MISLEADING.” (emphasis in original). We note similar statements throughout this section, including those regarding the anger of the current board and its attempts to “sully” Mr. Swenson’s reputation or otherwise “malign” his character. We note, however, that you do not seem to dispute the Board’s assertion that the bankruptcy trustee sued Whitebox alleging that due to Mr. Swenson’s position as a director and principal, a fraudulent transfer occurred as a result of a conflict of interest that was present during his negotiations with Mr. Petters. We also note that you do not appear to dispute the current Board’s statement regarding the settlement of the trustee’s claims. Given this, it is unclear how you can make the claims you make regarding the falsity of the Board’s statements, or that they are defamatory and misleading.

Response:                      The key point is that the Complaint (as defined below) was dismissed and the Company has overtly and improperly failed to indicate this fact.  The Company should be required to file definitive proxy material making it clear the Complaint was dismissed.

There are numerous other material misstatements in the Company’s disclosure:

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Many of their statements, which appear to be recitals of fact are simply false. They state: “in November 2006, Mr. Swenson’s employer, Whitebox Advisors, LLC (“Whitebox”), and its partner, Thomas Petters Aviation LLC, an entity solely owned by Thomas Petters (collectively “Petters”), acquired a 100% controlling interest in Sun Country Airlines (“Sun Country”)”. We believe it is true to say:  Whitebox Advisors, LLC did not own Sun Country; and Whitebox Advisors was not a partner with Thomas Petters Aviation LLC. Moreover, to the best of our knowledge and relying on the complaint filed by the Creditors Committee (Case 08-35197 Doc 619 Filed 10/05/10) (the “Complaint”), the so-called “Sun Entities” managed by Whitebox Advisors, LLC were never partners with either Thomas Petters Aviation LLC, nor with Tom Petters. In fact, the Sun Entities were indirect owners of Sun Country via ownership of MN Airline Holdings, Inc, which owned 100% of Sun Country. Whitebox managed entities owned 17.9% of voting common stock, 60% of preferred stock and 34.6% of all common stock of MN Holdings. Whitebox managed entities, in our recollection, provided approximately 50% of the funding needed to purchase MN Airline Holdings, Inc from the creditors that owned it via a prior bankruptcy filing.  The holding company MN Airline Holdings, Inc. owned 100% of Sun Country, an airline that has been in operation since 1982. Therefore, on a close reading, the current Pro-Dex board’s statements about the ownership of Sun Country and implied partnership in the statement above are entirely false.

Securities and Exchange Commission
January 8, 2013
Page

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More broadly, the current Pro-Dex board seems to imply that Whitebox was partners with Thomas Petters Aviation—and therefore a partner of Tom Petters himself. This is incorrect in both a technical legal sense and in a broad sense. We believe that it is misleading (and very incendiary given Mr. Petters’ crimes) to say that Whitebox was a partner of Mr. Petters. Furthermore, it directly defames our nominee when the current board says, referring to Mr. Swenson, that “his partner was a now-convicted felon.” Mr. Swenson was in no way a partner of Mr. Petters, any more than he is currently a partner of the principals at the Company because of his share ownership of Pro-Dex, and this is both true from a technical legal sense and broadly construed sense. We believe this is defamatory because the current board had competent counsel and likely knew the full truth yet they made their statement anyway and harmed Mr. Swenson.

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Mr. Swenson’s recollection is that, when being interviewed by the Pro-Dex Nominating Committee and its lawyers, he fully described his service on the Sun Country board. He disclosed that the entity went bankrupt after his board service and he asked Pro-Dex’s law firm what they wanted to know about this situation. Mr. Swenson recalls that they responded by saying that the D&O Question had been answered fully and further information on the matter was not necessary. At the time, Mr. Swenson had never read the Complaint or associated material. Mr. Swenson believes that even simple statements such as these are materially misleading, “The Board subsequently became aware that Mr. Swenson’s previous experience as a Director at a significant, although privately held, entity, had resulted in litigation filed as a result of his service as a Director.” Mr. Swenson believes that the current board used this statement to mislead the shareholders into thinking that Mr. Swenson was trying to hide something from the Pro-Dex Nominating Committee. Therefore, he believes that this statement is false and misleading.

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Mr. Swenson does not recall describing Mr. Petters as a “partner” of Whitebox (or himself!), certainly not in the way implied by the current Pro-Dex board. He certainly did not think of Mr. Petters as a partner of Whitebox or himself. While we cannot prove the negative without all of the evidence, we are suspect of the current board’s statement, “In November 2007 the partners, as Mr. Swenson described it to the Company’s Board during his interviews….,” and we unequivocally refute the implication of this statement.

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The following statement made by the current directors is false, “Petters bought out the interests of Whitebox for approximately $25 million”. Again, Whitebox (usage in this context is their defined term Whitebox Advisors, LLC). The interests referred to here appear to be the securities of MN Airline Holdings, Inc. (the holding company which held 100% of Sun Country stock). This is false because, to our knowledge, Whitebox Advisors, LLC did not own MN Airline Holdings, Inc. Item 12 of the factual review section of the Complaint states, “Upon information and belief, in November of 2006, Sun Domestic and Sun Foreign and Petters Aviation together acquired 100% of the equity of MN Holdings, thus obtaining complete control over the Debtor.” In addition, the statement is reductionist and simplifies a very complex transaction in an ‘easy reading’ sort of way that makes, what we believe is a false inference easier to grasp but does not stick to the facts. We refer you to the Compliant and the 729 docket items in the case for the factually accurate and nuanced details. Suffice it to say that the statement by the current Pro-Dex board “Petters bought out the interests of Whitebox for approximately $25 million” is false.

Securities and Exchange Commission
January 8, 2013

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The following statement by the current Pro-Dex board is, again, false: “In March 2008, just four months after the completion of this transaction, Mr. Petters’ financial affairs began to unravel in the face of published allegations of significant illegal activity by him.” The massive fraud perpetrated by Tom Petters became known on September 24, 2008 when the FBI raided Mr. Petters’ offices---NOT March of 2008 (see DOJ Case Summary).

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The following statement is also false, “In December 2008, Mr. Petters was arrested.” In fact, Mr. Petters was arrested on October 3, 2008 (DOJ Case Summary). This is relevant because Sun Country was forced to file bankruptcy within a few days of the arrest, in early October 2008. Whitebox was a significant lender to Sun Country at the time of its bankruptcy filing and incurred significant losses as a result.

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We believe a close reading of the Complaint, other relevant documents and the claims and legal definition of fraudulent transfer in bankruptcy law, also make this statement false: “Mr. Swenson’s contemporaneous position as a Director of Sun Country and a principal of Whitebox represented a conflict of interest which resulted in a fraudulent transfer upon the bankruptcy estate.” Is proving a fraudulent transfer as simple as noticing that someone might have a conflict of interest and then making fraudulent transfer allegations? No. The section of the Complaint entitled The Nature of the Adversarial Proceedings states their allegations, “This Complaint stems from the Sun Entities’ “sale” of their equity interests in the Debtor’s parent, MN Holdings, to Petters Aviation LLC (“Petters Aviation”), the conversion of documented and undocumented “loans” into a $25 million debt obligation of the Debtor, and the preferential payments to the Sun Entities and/or Whitebox, all pursuant to a single Purchase and Loan Agreement dated November 17, 2007. This is an action to set aside those transfers, as well as to recover the payments made to the Sun Entities in the year prior to the commencement of this Bankruptcy Case which are either avoidable preferences and/or fraudulent transfers. Further, the Committee seeks to recharacterize the documented and undocumented loans allegedly made by one or more of the Sun Entities to the Debtor and/or its parent MN Holdings.” Note that the Complaint is about the November 17, 2007 Purchase and Loan Agreement and Sun Entities payments prior to the October 2008 bankruptcy. Mr. Swenson did not participate in any Sun Country board meetings for a very long time in advance of the signing of November 17, 2007 Purchase and Loan Agreement; moreover he did not negotiate that agreement; and he did not negotiate with Mr. Petters. In addition, he did not undertake any Sun Country board activities in the 1 year period before bankruptcy that the Complaint is concerned with. Therefore, it is false to say that the fraudulent transfer arguments in the Adversarial bankruptcy case were about Mr. Swenson’s contemporaneous service on the Sun Country board. Despite naming Mr. Swenson in the Complaint, Mr. Swenson’s behavior or action while serving on the Sun Country board was not the issue at hand or the issue of the Complaint. The allegations seek to tie Mr. Swenson to a transaction which he did not negotiate or structure. The Complaint was dismissed.

Securities and Exchange Commission
January 8, 2013

In short, the Company’s explanation of the allegations in the Complaint is materially misleading, as demonstrated above, and because it does not include anything beyond the one-sided Complaint and fails to state that the Complaint was dismissed. Indeed, the current Pro-Dex board’s statement, which to us reads as if Whitebox admits guilt in its Settlement Agreement and pays a penalty is, is again a false statement. In fact, the final court judgment relating to the Settlement Agreement, states, “the Plaintiffs shall recover nothing from the Defendants on its Complaint.”

Given Mr. Berthelot’s Track Record . . .

4.           Please reconcile your statement here regarding a dismal track record of managing R&D related investment with your statement two paragraphs earlier that Pro-Dex “has always had balance, with real focus on IP and product development in partnership with its customers.”

Response:                      We interpret Mr. Berthelot’s public statements as saying that Pro-Dex has been a simple contract manufacturer and that he wants to change that and turn Pro-Dex into a product development, IP company.  We  strongly believe Mr. Berthelot’s statements are incorrect and that Pro-Dex has had a balanced approach all along, doing contract manufacturing and product development in manufacturing techniques and for new products. Mr. Berthelot makes statements about a new future in which the company will finally be pushing into the development of IP and new products. We use the word “balanced” to indicate that the Company has used a multi-dimensional strategy from at least the time of Mark Murphy’s CEO tenure.

Talking about product and services mix is not a commentary on whether the R&D spend for product development and IP makes sense for shareholders.  We question the board’s oversight and analysis of return on investment associated with the R&D projects, which appear to us to have very low rates of return per dollar spent.

In short, the factual question of “what is Pro-Dex’s product and services mix” and the return on investment from R&D address separate topics. In future Proxy Materials, we will ensure this is clear to readers.

5.           Please support your statement in the second paragraph following the table regarding your nominees filling “important gaps that are missing on the incumbent board.”

Response:                      We believe our nominees fill the following gaps:

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As best we can tell, the incumbent board does not have anyone who is experienced with capital allocation and related portfolio management ideas, which we believe are needed skills given our discussion in the proxy statement under the heading “Failure of the Current Board to Protect Shareholder Value.” Mr. Swenson and Mr. Cabillot have these skills. They can evaluate the use of shareholder capital across the internal and external horizon of possibilities.

Securities and Exchange Commission
January 8, 2013

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We believe the current board has demonstrated very little by way of desire or motivation to execute on a radical reduction in “being public costs,” as supported by our analysis in our proxy statement under the sub-heading “The Compensation of Management and the Board were Boosted While Financial Performance Declined Significantly.” This analysis shows the need to execute on a cost reduction strategy. Mr. Cabillot has executed on such a strategy at a public company (OICO).

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As best we can tell, the board simply does not have anyone who has ever worked in manufacturing or product development at a medical technology company, and we think this is an important skill set to have on the board because such a person will have in-depth knowledge about the Company’s industry and the challenges the Company faces. Our nominee, Mr. Farrell, has worked at a premier medical technology company.

Enhance profitability . . .

6.           Clarify what you would do about the salaries you mention, given that you say you currently plan to not terminate anyone, the CEO and CFO have employment agreements and the effects of existing change of control provisions and/or severance arrangements. Please also clarify the specific nature of the reduction to “excess corporate overhead” you intend perform. If you do not yet know how you will reduce those expenses, please revise to state so directly.

Response:                      While we believe that the CEO and CFO are making total compensation that is out of line with the level of gross margin that the Company generates, and it is unfortunate that the Company has recently implemented Change of Control and Severance Agreements, our plans at this point remain flexible because we do not have all of the facts. So, we have no plans to effect reductions in force, or plans specific to reducing costs.

Nonetheless, we believe the need for cost reductions is supported by our analysis in our proxy statement under the sub-headings “The Compensation of Management and the Board were Boosted While Financial Performance Declined Significantly,” and “The Board has Failed to Urgently Manage the Transition Accompanying the Loss of the Largest Customer.” This analysis demonstrates that although there is evidence that the new management team has begun to address its cost structure in its most recent quarter, the changes were only implemented after we began our public agitation, which suggests the company is in need of the stronger oversight of its cost structure, particularly with regards to board and executive compensation, that we are proposing. We have confidence that if our slate wins, we will find a way forward with or without current management. Our plan will be to listen to current management’s views on how to move forward, and we will implement with an eye to long-term shareholder value creation. We will specify this in future filings.

Securities and Exchange Commission
January 8, 2013

7.           Please provide support for your statement that Mr. Cabillot has reduced the “being-public costs” of the public company he serves as a director and your statement that you can cut costs of being public to $50,000. Please also tell us, with a view toward revised disclosure, the identities of the “similar companies” you mention, how they were selected and the results of the benchmarking process you mention. Also tell us how you determined the costs to those companies of being public.

Response:                      Our nominees are committed to reducing board fees from the current $180,573 in FY 2012 to a total of $10,000 (a maximum of $2,000 per director annually). We know of other small company board members who receive less than $500 per year. Our view is that if our nominees are elected, we will have a 3/5 vote majority to move this motion. It is important that board members are not serving because they are making money by doing so. It is our belief that board members who serve in order to receive fees may be more inclined to protect their own interests versus the interests of shareholders.

In addition to the cost savings from the reduction in board fees, we expect that cost reductions can be achieved by finding more cost sensitive service vendors for audit and legal firms. In this regard, we looked to find public companies of a comparable size and then reviewed their public disclosures to determine their costs.  Two comparable companies that we found are detailed below.  Based on our expected reduction in board fees and estimates of possible reductions in fees for service vendors based on the comparable data, we estimated that we could reduce these costs to around $50,000, which excludes audit fees as noted in the Proxy Materials.  We also believe we can reduce audit fees, as noted in the comparables.

George Risk Industries (RISKIA) is a $30+ million market capitalization. They pay $44,000 annually for all accounting and tax services. These costs are publicly disclosed in their annual report.

Jewett-Cameron Trading Ltd. is a $21 million market capitalization company. The Company uses Davidson & Company LLP for its accounting. It spent $116 thousand last year for quarterly reviews, annual audit, and all tax services. JCTCF pays board members $3,100 per year. It trades on the Nasdaq capital markets under the symbol “JCTCF”. This disclosure is available in the JCTCF filings.

In concluding Mr. Cabillot had reduced the being public costs, we looked at the overall spend reported by OI Corp in its public filings from the time he began service to the present, and we looked at the actions Mr. Cabillot took to reduce costs, as reported to us.

Expand into new markets . . .

8.           Please clarify and support your statement that Mr. Farrell has “been in the trenches” and “knows how to hit the right balance.” Also support your statement regarding Mr. Swenson’s “extensive contacts” in the dental market.

Securities and Exchange Commission
January 8, 2013

Response:                      Mr. Farrell began his career as a medical device engineer focusing on production, and he also has experience in new product development. We believe it is well-established that expertise of all kinds takes approximately 10,000 hours to develop. Taking a simple average of hours worked in each of these areas, Mr. Farrell can be said to have developed expertise in both medical device manufacturing/production and medical device product development. We believe that Mr. Farrell’s expertise will be able to help the board discern how Pro-Dex can best deploy its tangible and intangible resources.

Mr. Swenson is on the Advisory Board of PDG, PA one of the largest dental practices in the upper-midwest, with over 100 dentists and dental specialists.  We believe Mr. Swenson and his associates on this Advisory Board are well-informed about the dental industry and its structure. Mr. Swenson is one-step removed from the top executives of the primary dental product distributors—a concentrated and important set of firms in the industry.

9.           Clarify how you will get sales, as you state in the first sentence, and what you mean by “work with” engineers to achieve the balance you note.

Response:                      We believe it is well established in the psychological literature that people make important decisions using powerful but unreflective pathways generally referred to as System 1. (See Kahneman et al). Since we will be selling to human beings, for the most part, we will seek to develop resources that persuade their System 1 processes. Also, we believe in A-B-C: “always be closing”. We’re not as convinced that sales techniques based on irony or System 2, concentrated thinking, work as well.

Additionally, we expect that the engineers working for Pro-Dex are going to potentially have very good ideas about how the business can be improved and how the company might work best with its customers. We will “work with” the engineers in part by listening to them closely about the Company’s business and possible improvements to the business.

10.           Your caption mentions entering into new markets but your disclosure that follows does not mention any new markets. Instead, you refer to re-entering a market. Please revise to clarify.

Response:                      We believe that every company has a set of core competencies—things it does well. Our belief is that Pro-Dex is good at a number of things, including powered surgical hand pieces and motion control. Like any market, the market for dental instruments is multifaceted. So, we think that re-entry into a market is likely to stand a chance to be, at least partially, a new sub-market. For example, we are not sure if Pro-Dex has developed IP in conjuction with dental distribution channels in the past, but it has been in dentistry. Also, new markets can mean geographically new markets. We suspect that opportunities probably exist across a number of the Pro-Dex product lines, in non-USA marketplaces. We will revise this disclosure in future Proxy Materials.

Securities and Exchange Commission
January 8, 2013

Cultural shift . . .

11.           Please revise your statement that all of your nominees own significant amounts of stock given that Mr. Farrell owns only 1,000 shares of the company stock.

Response:                      We will revise this in future Proxy Materials.

12.           We note your statement that you “very much dislike issuing stock options.” Clarify affirmatively whether this means you will not issue any stock options.

Response:  We respectfully submit that our statement about our strong distaste for stock options stands on its own. While we don’t expect to issue stock options, and prefer not to issue stock options, we think it is unwise to limit ourselves by saying we will never issue them without having all of the facts about the Company and its employees. We unequivocally state that we will not issue stock options to ourselves. We will revise this disclosure in future Proxy Materials.

13.           Please provide support for your statement that reducing board expenses by 90% will improve “gross margin” by 4-5

Response:                      This is a misstatement. The statement is supposed to read that reducing board expenses by 90% will improve “gross margin conversion by 4-5%.” This means that the expected $170,000 savings by reducing board fees is likely to represent 4-5% of what we expect Pro-Dex’s gross margin level to be -- ~$3.80 million. We hope gross margin can be sustained in the $3.5 to $4.25 million per year range. We will clarify this in future Proxy Materials.

14.           We note your statement that “all communications with us and Alliance Advisors will not be shared with any party and will be held in strict confidentiality.” Please re-confirm your understanding that all written soliciting materials, including any scripts, must be filed under cover of Schedule 14A.

Response:                      We confirm that all written soliciting materials, including any scripts, have and will be filed under cover of Schedule 14A.

Securities and Exchange Commission
January 8, 2013

Definitive Additional Materials filed December 21,2012

15.           Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9. We note, for example, the statement under the caption “Misaligned Executive Compensation” that “the incumbent Board has failed to look after the best interests of shareholders.”

Response:                      This statement is supported by our discussion in the proxy statement under the heading “Failure of the Current Board to Protect Shareholder Value.”  In this discussion, we provide a detailed analysis of why we believe that the current board does not protect shareholders, is not moving Pro-Dex in the right direction, and that in light of the substantial and sustained financial and total shareholder return underperformance, as well as the lack of alignment to shareholder interests among the incumbent board due to insignificant shareholdings, the only effective way to turn around the company is to ensure that there is greater shareholder representation on the board.

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If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Geoff Kruczek
  U.S. Securities & Exchange Commission